

Mail Stop 3561

June 17, 2009

<u>Via U.S. Mail</u>

Richard Shergold
Chairman and Chief Executive Officer
Smart Kids Group, Inc.
9768-170 Street, Suite 542
Edmonton, Alberta T5T5L4

> **Re:** **Smart Kids Group, Inc.**
> **Amendment No. 7 to Form S-1**
> **Filed June 3, 2009**
> **File No. 333-153294**

Dear Mr. Shergold:

We have reviewed your responses to the comments in our letter dated May 28, 2009 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing.

<u>Summary – General, page 3</u>

1. Please disclose your current cash on hand in the opening paragraph.

2. We note your response to prior comment 5. Please revise the third paragraph on page 3 to disclose, if accurate, your intention to obtain the necessary financing for completing and launching the "Live at the Hive" website through the sale of equity securities in the near future. Also, please revise your Description of Our Business section to provide a more detailed discussion of your strategy for generating revenues in the short term and the potential obstacles that may prevent you from achieving your financing goals.

Intellectual Property, page 4

3. We note your response to prior comment 6 and reissue. Please revise the final sentence of the third paragraph of this section to clarify, if true, that the relevant sublicensing fee is $5,000 *per month*.

Phase 2 – Develop and Launch "Live at the Hive" . . . ., page 7

4. We note your response to prior comment 10. Please revise to briefly discuss how you will integrate corporate sponsorship content into website content. For example, will characters on the site be using and/or consuming the sponsors' products? Please briefly describe the integration process here and in the Corporate Sponsorship section on page 36.

Summary Financial Information; Going Concern, page 8

5. We note your response to prior comment 1. Please revise your disclosure in the first sentence of the second paragraph to clarify that the table summarizes the audited financial statements for the fiscal years ended June 30, 2008 and June 30, 2007, as well as the unaudited financial statements for the three months ended March 31, 2008 and 2009 and for the period from your inception to March 31, 2009.

The Changing Entertainment Preferences of Consumers Could Adversely . . . ., page 11

6. We note your disclosure that there can be no assurances that your current products, product concepts or programming will continue to be popular. Please substantiate any claims made with respect to the show's current popularity or revise.

Quality Control, page 31

7. We note your response to prior comment 13. Please revise to clarify whether the permanent professional staff will receive compensation and, if known, the amount and type(s) of compensation.

Copyrighted Television Titles:, page 32

8. We note your response to prior comment 14. Please clarify whether the series consists of 31 bi-lingual (English/Spanish) episodes, or, alternatively, 62 episodes, 31 of which are in English and 31 of which are in Spanish. Revise your filing through out for clarity and consistency.

Internet Domain Names Planned For Use . . . ., page 33

9. We note your response to prior comment 15. Please revise the information in the parenthetical to clarify, if true, that Smartkidsgroup.com is currently developed and in use and that there is a projected use for Liveatthehive.com.

Summary of Product Development, page 35

10. We note your response to prior comment 19. Please revise the table on page 36 to include disclosure regarding your plans to produce and sell character-based merchandise and establish kiosks and stores. Also, please revise your Summary section to briefly describe your plans to produce commercials and develop kiosks and stores.

11. Refer to the first line item on page 36. Please delete reference to SEC approval. The Commission may declare your registration statement effective, however, it does not approve or disapprove filings. Please make appropriate revisions.

Produce Commercials, page 36

12. We note your response to prior comment 18. Please revise the forth sentence under this heading to provide more detail and clarity regarding your statement that the four commercials will be selected and edited during the "[s]eries updating of final credits and company contact information process."

Kiosks and Stores (Strategic Plans for 2011 and 2011 [sic]), page 36

13. We note your statement in the second to last sentence under this heading that potential character based merchandise has been planned but that the company has not entered into any manufacturing contracts. Please revise to clarify that the company owns a small inventory of merchandise that was manufactured in the past.

Deposits from Stock Subscriptions, page 39

14. Please confirm that the subscription agreement filed as Exhibit 10.10 to the Form S-1 was used for sales to individual investors in the aggregate amount of $1,771,000 in Fiscal 2007 and Fiscal 2008. In addition, we note that the subscription agreement appears to contemplate the sale of shares, rather than convertible securities. Please explain.

Results of Operations for the three months ended March 31, 2009 compared to December 31, 2008, page 39

15. Your heading indicates that this section provides comparative analysis of the results of operations for the stub periods ending March 31, 2009 and December 31, 2008. However, the periods discussed do not appear to correspond with the heading. Please make appropriate revisions or delete this section.

Exhibit 5.1

16. Refer to the second-to-last sentence on the first page of the opinion. It appears that you are assuming a legal conclusion that should be opined upon by legal counsel. Accordingly, please delete the words from "and the date of authorization…" through the end of the sentence.

17. Please delete the words "made to date" from the final sentence of the second paragraph on page 2 or confirm that you will re-file your opinion on the date of effectiveness.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3314 with any other questions.

Regards,

Daniel H. Morris
Attorney Advisor

cc: Virginia K. Sourlis, Esq.
        Fax: (732) 530-9008